UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PGIM Credit Income Fund

(Name of Issuer)

Class Z common shares of beneficial interest, par value $0.001
Class A common shares of beneficial interest, par value $0.001
Class C common shares of beneficial interest, par value $0.001
(Title of Class of Securities)

69434A108 (Class Z)

69434A207 (Class A)

69434A306 (Class C)

(CUSIP Number)

Andrew French

c/o PGIM Strategic Investments, Inc.

655 Broad Street

Newark, NJ 07102

(973) 367-2396

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON PGIM Strategic Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,056,631.689 Class Z common shares of beneficial interest 406.570 Class A common shares of beneficial interest 405.965 Class C common shares of beneficial interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,056,631.689 Class Z common shares of beneficial interest 406.570 Class A common shares of beneficial interest 405.965 Class C common shares of beneficial interest

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,056,631.689 Class Z common shares of beneficial interest

406. 570 Class A common shares of beneficial interest

405.965 Class C common shares of beneficial interest

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9% of Class Z 100% of Class A 100% of Class C
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSON Prudential Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,056,631.689 Class Z common shares of beneficial interest 406.570 Class A common shares of beneficial interest 405.965 Class C common shares of beneficial interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,056,631.689 Class Z common shares of beneficial interest 406.570 Class A common shares of beneficial interest 405.965 Class C common shares of beneficial interest

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,056,631.689 Class Z common shares of beneficial interest

406.570 Class A common shares of beneficial interest

405.965 Class C common shares of beneficial interest

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.9% of Class Z 100% of Class A 100% of Class C
14	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note

This amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 21, 2023 (as amended, the “Schedule 13D”) related to the Class Z common shares of beneficial interest, par value $0.001 per share (the "Class Z Shares"), Class A common shares of beneficial interest, par value $0.001 per share (the "Class A Shares") and Class C common shares of beneficial interest, par value $0.001 per share (the "Class C Shares” and collectively, the “Common Shares”) of PGIM Credit Income Fund, a Delaware statutory trust (the “Issuer”). The Issuer’s principal executive offices are at 655 Broad Street, Newark, New Jersey 07102.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

 Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 2, 2024, PGIM Strategic Investments, Inc. purchased 1,191,895.113 Class Z Shares at $25.17 per Class Z Share for an aggregate purchase price of $30,000,000, which was paid for from PGIM Strategic Investments, Inc.’s invested capital.

PGIM Strategic Investments, Inc. participates in the dividend reinvestment plan (the “DRIP”) of the Issuer, through which holders of Common Shares may choose to have cash dividends or cash distributions automatically reinvested in Common Shares and, consequently, was issued additional Common Shares in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvesment	Amount Reinvested	Price per Share	Number of Shares
Class A Shares	12/28/2023	$49.91	$25.18	1.982
Class A Shares	01/31/2024	$50.85	$25.32	2.008
Class A Shares	02/29/2024	$65.53	$25.40	2.580
Class C Shares	12/28/2023	$45.55	$25.18	1.809
Class C Shares	01/31/2024	$45.79	$25.32	1.808
Class C Shares	02/29/2024	$59.64	$25.40	2.348
Class Z Shares	12/28/2023	$359,907.98	$25.18	14,293.407
Class Z Shares	01/31/2024	$523,992.21	$25.32	20,694.795
Class Z Shares	02/29/2024	$673,312.70	$25.40	26,508.374

Item 5.	Interest in Securities of the Issuer.

Item 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of the date hereof, PGIM Strategic Investments, Inc. directly holds an aggregate of 4,056,631.689 Class Z Shares, representing 99.9% of the outstanding Class Z Shares; an aggregate of 406.570 Class A Shares, representing 100% of the outstanding Class A Shares and an aggregate of 405.965 Class C Shares, representing 100% of the outstanding Class C Shares. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

PGIM STRATEGIC INVESTMENTS, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Second Vice President

Annex A

Directors and Executive Officers of the Reporting Persons

The following sets forth certain information regarding the directors and executive officers of PGIM Strategic Investments, Inc. Unless otherwise noted, the business address of each director and executive officer of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
David A. Hunt	USA	Senior Vice President, PGIM President & CEO; Director & President PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
David A. Hunt	USA	Senior Vice President, PGIM President & CEO; Director & President PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.
Joseph Hsu	USA	Vice President, Financial Reporting; Controller, PGIM Strategic Investments, Inc..
Kathleen Denicholas	USA	Vice President, Corporate Counsel; Secretary, PGIM Strategic Investments, Inc.

The following sets forth certain information regarding the directors and executive officers of Prudential Financial, Inc. Unless otherwise noted, the business address of each director and executive officer of Prudential Financial, Inc. is 751 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
Gilbert F. Casellas	USA	Former Chairman of OMNITRU.
Martina T. Hund-Mejean	USA	Former Chief Financial Officer, MasterCard Worldwide.
Kathleen Ann Murphy	USA	Former President of Fidelity’s Personal Investing Business.
Douglas A. Scovanner	USA	Founder and Managing Member, Comprehensive Financial Strategies, LLC.
Robert M. Falzon	USA	Vice Chairman of Prudential Financial, Inc.
Wendy E. Jones	USA	Former Senior Vice President, Global Operations eBay, Inc.
Sandra Pianalto	USA	Former President and CEO, Federal Reserve Bank of Cleveland.
Christine A. Poon	USA	Former Dean and John W. Berry, Sr. Chair in Business at The Fisher College of Business at The Ohio State University.
Michael A. Todman	USA	Former Vice Chairman, Whirlpool Corporation.
Charles F. Lowrey	USA	Chairman and Chief Executive Officer, Prudential Financial, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
Robert M. Falzon	USA	Vice Chairman
Charles F. Lowrey	USA	Chairman and Chief Executive Officer
Kenneth Y. Tanji	USA	Executive VP and Chief Financial Officer
Lucien A. Alziari	USA	Executive VP and Chief Human Resources Officer
Stacey Goodman	USA	Executive VP and Chief Information Officer
Timothy L. Schmidt	USA	SVP and Chief Investment Officer
Ann M. Kappler	USA	Executive VP and General Counsel
Caroline Feeney	USA	Executive VP and Head of U.S. Businesses
Andrew F. Sullivan	USA	Executive VP, Head of International Business and Global Investment Management
Bradley O. Harris	USA	Senior VP and Chief Actuary

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Shares.